UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 8, 2008

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

PROPOSED RESOLUTIONS UNDER AGENDA ITEM ONE OF THE ANNUAL GENERAL MEETING OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A., 14th MARCH 2008

1.- Approve, under the terms and conditions of the legal documentation, the annual financial statements and management report of Banco Bilbao Vizcaya
Argentaria, S.A. for the year ending 31st December 2007, as well as the annual financial statements and management report for the consolidated BBVA Group corresponding to the same financial year.

2.- Approve the application of the 2007 earnings of Banco Bilbao Vizcaya
Argentaria, S.A., to the amount of €3,612,076,734.84 (three billion, six-hundred-and-twelve million, seventy-six thousand,
seven-hundred-and-thirty-four euros, eighty-four cents), distributed in the following manner:

The sum of €2,717,469,365.69 euros (two billion, seven-hundred-and-seventeen million, four-hundred-and-sixty-nine thousand, three-hundred-and-sixty-five euros, sixty-nine cents) will be paid out in dividends, of which
1,679,281,919.17 euros (one billion, six-hundred-and-seventy-nine million, two-hundred-and-eighty-one thousand, nine-hundred and nineteen euros, seventeen cents) have already been distributed in the first, second and third interim dividends; the remaining €1,038,187,446.52 (one billion, thirty-eight million, one-hundred-and-eighty-seven thousand, four-hundred and forty-six euros, fifty-two cents) will be paid out in the final dividend for 2007 to the sum of
0.277 euros (two-hundred and seventy-seven euro-cents) per share, which will be payable to shareholders on 10th April 2008.

The sum of €19,208,000 (nineteen million, two-hundred-and-eight thousand euros)
will be allocated to the legal reserve and €875,399,369.15
(eight-hundred-and-seventy-five million, three-hundred-and-ninety-nine three-hundred and sixty-nine euros, fifteen cents) to the company’s voluntary reserves.

Resolve that the amounts paid out as interim dividends plus the amount for the final dividend constitute the total dividend from the financial year for the
Banco Bilbao Vizcaya Argentaria, S.A., ratifying the resolutions adopted by the
Bank’s board of directors under which the afore-mentioned amounts were distributed as interim dividends.

3.- Approve the management of the Board of Directors of Banco Bilbao Vizcaya
Argentaria, S.A. in 2007.

4.- Empower the chairman & CEO, Mr Francisco González Rodríguez, the director and company secretary , Mr José Maldonado Ramos and the deputy company secretary, Mr. Domingo Armengol Calvo, jointly and severally, to deposit the annual financial statements, management reports and auditors reports for the
Bank and its consolidated Group, and to issue the certificates referred to article 218 of the Companies Act and under article 366 of the company registry regulations.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM TWO OF THE ANNUAL GENERAL MEETING OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A., 14th MARCH 2008

1.- Amend article 34 of the corporate bylaws in order to reduce the minimum and maximum number of seats on the board of directors. Once approved, the amended article 34 would read as follows:

“Article 34.  Number and election

The Board of Directors shall be made up of a minimum of five members, and a maximum of fifteen, elected by the shareholders at their  General Meeting, with the exception contained in article 37 of these Bylaws.

The AGM shall determine the exact number of directorships within the stipulated limits.”

2.- The preceding amendment to the bylaws must first obtain the authorisations demandable under prevailing laws and regulations. The board of directors is expressly delegated the broadest, most efficient powers possible at law to obtain such authorisations and/or any others that may be required to implement and effect the afore-mentioned resolutions. These powers may in turn be delegated totally or in part to the Executive committee or any of the directors.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM THREE OF THE ANNUAL GENERAL MEETING OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A., 14th MARCH 2008

1.- Amend article 36 of the Company bylaws such that the directors shall be appointed and/or renewed for a period of three years instead of five. If the proposed amendment is approved, it will read as follows:

“Article 36. “Term of office and renewal

The term of office of members of the Board of Directors shall be three years.
They may be re-elected one or more times for terms of the same maximum duration.”

2.- The preceding amendment to the bylaws must first obtain the authorisations demandable under prevailing laws and regulations. The board of directors is expressly delegated the broadest, most efficient powers possible at law to obtain said authorisations and/or any others that may be required to implement and effect the afore-mentioned resolution. These powers may in turn be totally or in part to the Executive committee or any of the directors.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM FOUR OF THE ANNUAL GENERAL MEETING OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A., 14th MARCH 2008

Under this agenda item, the AGM is asked to re-elect, for the term established under the Company bylaws, the president and chief operating officer, Mr José
Ignacio Goirigolzarri Tellaeche as a member of the board of directors.

Likewise, in accordance with the Appointments & Remuneration committee’s proposal to the board of directors, the AGM is also being asked to re-elect, the term established under the Company bylaws, Mr Román Knörr Borrás as member of the board of directors, in an independent directorship.

Consequently, it is proposed that the AGM adopt the following resolutions:

4.1.- To re-elect as member of the board of directors, for the term established under the bylaws, Mr José Ignacio Goirigolzarri Tellaeche, Spanish national of full age, married, domiciled to these effects at Paseo de la Castellana, 81,
Madrid, and with tax identity document 14.909.223.W.

4.2.- To re-elect as member of the board of directors, for the term established under the bylaws, Mr Román Knörr Borrás, Spanish national of full age, married, domiciled to these effects at Paseo de la Castellana, 81, Madrid, and with tax identity document  16.184.205 W.

Pursuant to paragraph 2 of article 34 of the Company bylaws, determine the number of directors at the number there are at this moment, according to the resolutions adopted under this agenda item, which will be reported to the AGM for all due effects.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM FIVE OF THE ANNUAL GENERAL SHAREHOLDERS
MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A., 14th MARCH 2008

To increase by €50,000,000,000 (FIFTY BILLION EUROS) the maximum nominal amount against which the AGM, 18th March 2006 under its agenda item three, authorises the board of directors, within a maximum legal period of five years as of the aforementioned date, on one or several occasions, directly or through companies fully secured by the Bank, to issue any kind of debt instruments, documented in debentures, any class of bonds, promissory notes, any class of covered bonds, warrants, totally or partially exchangeable for equity that the
Company or another may have already issued, or as futures payable by cash settlement, or any other senior or secured nominative or bearer fixed-income securities (including covered bonds secured by a mortgage portfolio) in euros any other currency, that can be subscribed in cash or kind, with or without the incorporation of warrants, with a limited or open-ended term. This increase is subject to applicable legal regulations and obtaining the required authorisations. Consequently, the total maximum nominal amount authorised is at €185,000,000,000 (ONE-HUNDRED AND EIGHTY-FIVE BILLION EUROS).

Likewise, to authorise the board of directors, under the same terms and conditions established under the afore-mentioned AGM resolutions, 18th March
2006 and 16th March 2007, to establish and determine, in the manner it deems most advisable, the other conditions inherent to each issue, with regard to the fixed, floating or indexed interest rate, issue price, nominal value of each certificate, its representation in single or multiple certificates or in book entries, form and date of redemption, and any other aspects related to the issues. Also, to authorise the board of directors to request listing of the securities issued from the official exchanges and other competent bodies, subject to the standards for admission, listing and de-listing, putting up such guarantees or covenants as required under prevailing legal provisions, and to determine any extremes not envisaged hereunder or under the resolutions of the
AGMs, 18th March 2006 and 16th March 2007. Likewise, to empower the board of directors, in compliance with article 141 of the Companies Act, to in turn delegate the powers that the AGM conferred on it under the afore-mentioned resolutions, to the Executive committee, with express powers to in turn these to the chairman of the board of directors, the chief operating officer or any other Company director or proxy.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM SIX OF THE ANNUAL GENERAL MEETING OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A., 14th MARCH 2008

One.- Repealing the authorisation granted at the General Meeting held 11th
2003 under Agenda Item three, insofar as it has not been used, to authorise the
Board of Directors, under article 319 of the Company Registry Regulations and prevailing regulations on bond issuance, and applying by analogy articles 153.1
b) and 159.2 of the Companies Act, to issue bonds convertible and/or exchangeable with Bank shares in accordance with the following terms and conditions:

1. The issue of the securities convertible and/or exchangeable for Bank shares may be made on one or several occasions within a maximum five (5) year period of the date of this resolution.
2. The maximum total of the securities, convertible and/or exchangeable with
Company equity, which is adopted under this authorisation will be
(NINE BILLION EUROS) or its equivalent in any other currency.
3. The authorisation to issue securities, convertible and/or exchangeable in
Company equity, will be extended to the following aspects and will also the following powers:

i) Fixing the different aspects, terms and conditions for each issue, by way of example and without limitation: Determining, for each issue or within the issue, its amount (always within the overall limits), the place of issue (in or out of Spain); the currency and if it is a non-euro issue, its equivalent value in euros; the denomination, whether bonds, debentures
(including subordinate debt) covered bonds and any others accepted under law;
the date or dates of issue; the number of securities and their nominal value
(which, in the case of bonds and debentures shall not be below the nominal of the shares); in the case of warrants and covered bonds, the issue price and/or premium; the strike price (fixed or variable) and the procedures, term and other conditions applicable to the subscription and acquisition rights over the underlying shares; the interest rate (fixed or variable); the dates and procedures for payment of the coupon; whether the issue is perpetual or redeemable and if redeemable, the redemption tenor and date of maturity; the type of reimbursement, premiums and lots, guarantees; whether to represent the issue in certificates or book entries; pre-emptive subscription rights or exclusion of such rights (in compliance with the terms of this resolution), and the regulations governing subscription; anti-dilution clauses; applicable legislation and, in general, any other condition for the issue. Also, where applicable, to appoint a commissioner and approve the fundamental rules governing the legal relations between the Bank and the syndicate of security-holders, should it be necessary to constitute such a syndicate.

ii) The power to increase capital as much as necessary to meet applications for conversion and reword article 5 of the Company bylaws. This power may only be exercised provided the Board, adding the capital increase to cover the convertible securities issue and the other capital increases it may resolve under authorisations conferred by this AGM, does not surpass the limit authorised at any moment by the AGM pursuant to article 153.1b) in the
Act.

iii) The power to exclude the pre-emptive subscription rights of shareholders holders of convertible and/or exchangeable securities, when said exclusion is necessary in order to raise finance on the international markets or in whatever manner the Company's best interest may require. Should the Board decide to suppress the pre-emptive subscription rights on a specific issue of convertible and/or exchangeable securities that it may decide to make under this authorisation, it will put out a report in due time to be able to approve the issue. This report shall detail the specific reasons of corporate interest underlying this suppression, which shall require a report from the accounts auditor referred to in article 159.2 of the Companies Act.

iv) The power to determine the conversion and/or exchange rate, which may be fixed or variable, and the limits detailed below, as well as the timing of the conversion (which may be limited to a predetermined period within a maximum of twenty years); whether the securities are necessarily or voluntarily and/or exchangeable, and whether at the option of the Company or the securities holders or both, and in general, such limits and conditions as may be necessary or proper for the issue.

If the issue is made at a fixed exchange and/or conversion rate, the corresponding share conversion and/or exchange price shall not be lower than whichever is higher of (i) the arithmetic average of the closing prices on the continuous market over a period to be specified by the Board of Directors (not exceeding three months and not less than two weeks) prior to the Board meeting that makes use of this authorisation to approve the issue of convertible and/or exchangeable securities, or (ii) the closing share price on the continuous market the day prior to the Board meeting that makes use of this authorisation to approve the issue of convertible and/or exchangeable securities.

If the issue has a variable exchange and/or conversion rate, the share price conversion and/or exchange shall be the arithmetic mean of the closing share prices on the continuous market over a period to be specified by the Board of
Directors, not exceeding three months and not less than five days prior to the conversion or exchange date, including a premium or, where applicable, a discount on said share price. The premium or discount may be different for each conversion or exchange date, provided these do not exceed 30% of said share price

If the issue were convertible and exchangeable, the Board may establish that
Company reserve the right to choose at any time between conversion into new
Company shares or exchange for shares already in circulation. It may also resolve to deliver a combination of new shares and shares already in circulation, providing it respects the equal treatment of all holders of the securities that are being converted and/or exchanged on the same date.

For the purpose of conversion and/or exchange, the value of the share must drop below its nominal value and securities may not be converted into shares when the nominal value of the shares is below that of the securities.

Likewise, the valuation for conversion and/or exchange of securities into shall be for their nominal value and may include accrued interest that has not been paid at the time of their conversion and/or exchange.

During subsequent General Shareholder Meetings convened by the Bank, the Board of Directors shall notify shareholders of the use made to date of the authorisations mentioned in this resolution.

Two.- Likewise, it is agreed to request acceptance for trading of the convertible and/or exchangeable securities issued by the Bank by virtue of this delegation, on official/unofficial, regulated/deregulated, Spanish/foreign secondary markets. The Board is empowered to implement such procedures and actions as may be necessary to obtain approval from the competent authorities for listing on Spanish and foreign securities exchanges.

Pursuant to article 27 of the Exchange Regulations, it is expressly stated
should de-listing of the exchangeable and/or convertible securities issued by virtue of this delegation later be requested, the request shall comply with the formalities referred to in said article and in such case, guarantee the interests of holders of the shares or securities who oppose or do not vote for the de-listing resolution, thereby satisfying the requirements of the Spanish
Companies Law and other similar provisions. All this must meet the stipulations of Companies Act and similar provisions, and comply with the provisions of said
Exchange Regulations, the Securities Exchange Act and its accompanying provisions.

Three.- Likewise, to authorise the Board of Directors, in compliance with article 141 of the Spanish Companies Act, to in turn delegate the powers conferred on them by the AGM in the preceding resolutions to the Executive committee, with express authority for substitution by the chairman of the the president & COO or any other director or proxy of the Bank.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM SEVEN OF THE ANNUAL GENERAL SHAREHOLDERS
MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A., 14th MARCH 2008

1- Repealing the part not executed from the resolution adopted at the Annual
General Meeting, 16th March 2007, under its agenda item four, to authorise the
Bank, directly or via any of its subsidiaries, for a maximum of eighteen months as of the date of this present AGM, to purchase Banco Bilbao Vizcaya
S.A. shares at any time and as many times as it deems appropriate, by any means permitted by law. The purchase may be charged to the year’s earnings and/or to unrestricted reserves and the shares may be sold or redeemed at a later date.
All this shall comply with article 75 and others of the Companies Act.

2.- To approve the limits or requirements of these acquisitions, which shall be as follows:

- The nominal value of the shares purchased, added to those the Bank and its subsidiaries already own, will at no time exceed five per cent (5%) of the
Bilbao Vizcaya Argentaria, S.A. share capital, always respecting the on treasury stock acquisition established by the regulatory authorities governing the exchanges on which Banco Bilbao Vizcaya Argentaria, S.A.
securities are listed.

- To provision a restricted reserve under Net Worth on the Bank’s balance equivalent to the amount of the treasury stock booked under Assets. This must be maintained until the shares are sold or redeemed.

- The stock purchased must be fully paid up.

- The purchase price will not be below the nominal price nor more than 20%
the listed price or any other price associated to the stock on the date of purchase. Operations to purchase treasury stock will comply with securities markets’ standards and customs.

3.- Express authorisation is conferred to earmark all or some of the shares purchased by the Bank or any of its subsidiaries hereunder for Company employees, management and/or directors when they have an acknowledged right, either directly or as a result of exercising the option rights they hold, as established in the final paragraph of article 75, section 1 of the Companies
Act.

4.- To reduce share capital in order to redeem such treasury stock as the Bank may hold on its Balance Sheet, charging this to earnings or unrestricted reserves and for the amount which is appropriate or necessary at any time, to the maximum number of treasury stock existing at any time.

5.- To authorise the Board, in accordance with article 30 c) of the Company bylaws, to implement the above resolution to reduce share capital, either all once or on several occasions and within the maximum period of eighteen months from the date of this AGM, undertaking any procedures, processes and authorisations that may be necessary or required by the Companies Act and other applicable provisions. Specifically, the Board is empowered, within the time limits established for the aforementioned execution, to establish the date(s)
each capital reduction(s), its/their timeliness and appropriateness, taking account market conditions, listed price, the Bank’s economic and financial position, its cash position, reserves and performance and any other factor relevant to the decision; to specify the amount of the capital reduction;
determining the destination of the sum of the reduction, either to a restricted reserve, or to unrestricted reserves, providing the necessary guarantees and complying with legally established requirements; to amend article 5 of the
Company bylaws to reflect the new figure for share capital; to request the de-listings of the redeemed stock and, in general, adopt any resolutions required in order to be able to able to redeem or reduce capital as resolved, designating the parties able to formalise these actions.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM EIGHT OF THE ANNUAL GENERAL SHAREHOLDERS
MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A., 14th MARCH 2008

In conformity with the proposal made by the Audit & Compliance committee, the
Board of Directors submits the following resolution to the approval of the AGM:

- Appoint Deloitte, S.L. as auditors for the accounts of Banco Bilbao Vizcaya
Argentaria, S.A. and its Consolidated Financial BBVA Group for the financial year 2008. The firm of Deloitte, S.L. is registered in Madrid, at Plaza Pablo
Ruiz Picasso, 1 - Torre Picasso and its tax code is B-79104469; it is filed under number S-0692 on the Official Spanish Registry of Account Auditors and
under volume 13.650, sheet 188, section 8, page M-54414 of the Madrid Companies
Registry.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM NINE OF THE ANNUAL GENERAL SHAREHOLDERS
MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A., 14th MARCH 2008

To confer on the Board of Directors, with express powers of substitution by the
Executive committee or the director(s) it deems pertinent, the broadest authority at law necessary for the fullest execution of the resolutions adopted by this annual general meeting. The Board or its substitute may establish, complete, develop and amend the resolutions adopted by this AGM, making any arrangements that may be necessary to obtain due authorisation or filings with the Bank of Spain, the Directorate General of the Treasury & Financial Policy,
the CNMV (the securities market authority), the body in charge of registering book entries, the Company Registry and any other public- or private-sector bodies. To such effects, they may (i) establish, complete, develop, amend, correct omissions and adapt said resolutions in accordance with the verbal or written recommendation of the Company Registry and any other authorities, government officers or competent institutions; (ii) draw up and publish the announcements required by law; (iii) grant any public or private documents necessary or advisable and (iv) take such steps as necessary or advisable to the resolutions into effect, and in particular, file them with the Company
Registry or other registries where they should be entered.

Mr JOSÉ IGNACIO GOIRIGOLZARRI TELLAECHEPresident and COO
Born in Bilbao (Vizcaya) in 1954.Married.Graduated in Economic and Business
Sciences from Universidad de Deusto.Finance and Strategic Planning at Leeds
University (UK).Strategic Planning lecturer at Universidad Comercial de Deusto
(1977 – 1979).Professional Background:§ Joined Banco de Bilbao in 1977,
Strategic Planning area. § In 1992 was appointed General Manager of the
1994 joined the BBVA Management committee.§ Has been in charge of Retail in Spain and Latin-American operations.§ In April 2001 was appointed General
Manager of the BBVA Group, in charge of Retail Banking. § In December 2001 was appointed BBVA Chief Operating Officer.§ BBVA Bancomer board member.§ Citic board member.§ Spanish chairman of the United States-Spain Council.

Back

Mr. ROMÁN KNÖRR BORRÁSDirector
Born in Sueca (Valencia) in 1939.Married.Commercial Management, Marketing and
Advertising qualifications from various Institutes in Barcelona and San
Sebastián.Professional Background:1955-1961 AREITIO, S.A. Business
Group.1961-1992 KAS Business Group (Head of Advertising and PR; Sales and
Marketing Manager; Deputy Chairman of KAS, S.A. and KNÖRR ELORZA, S.A.Was
Director and Chairman of ZUMOS DE NAVARRA, S.A.; Director and Chairman of MIKO,
AVIDESA  and CASTILLO DE MARCILLA; Director of S.A. DE ALIMENTACIÓN, Director of
ALIMENTOS NATURALES, S.A. and Director of AGUAS DE SAN MARTÍN DE VERI, S.A.Has
also been Deputy Chairman of ASOCIACIÓN NACIONAL DE FABRICANTES DE ZUMOS, and
member of the Management Committee of ASOCIACIÓN ESPAÑOLA DE ANUNCIANTES, and
the Management Committee and Board of Directors of la ASOCIACIÓN NACIONAL DE
FABRICANTES DE BEBIDAS REFRESCANTES.Also Chairman of CONSULNOR ALAVA, S.A.,
Chairman of EUROKAS SICAV, S.A. and Board member of PATRIMIX SIMCAVF, S.A.From
June 1994 to June 1999 was Chairman of SINDICATO EMPRESARIAL ALAVÉS.Was
of the Basque Industrial Confederation, (Confederación Empresarial Vasca or
CONFEBASK) from July 1999 to July 2005, and member of Executive Committee and
Management Board of Spanish Industrial Confederation (CEOE).Is currently
Director of MEDIASAL 2000, S.A., and CASARES GOLF GARDENS, S.L., and Chairman
CARBÓNICAS ALAVESAS, S.A., Chairman of VÍA PROMOCIÓN DEL AEROPUESTO DE VITORIA,
S.A., Chairman of VITORIA INTEGRATED AIR SERVICES, S.A., Joint Director of
FUTURE DRINKS & FOODS, S.L. and President of the Álava Chamber of Commerce
27th March 2006.Plenary member and Chairman of the Training Committee of the
Supreme Council of Chambers of Commerce.Chairman of CAMARAS DE COMERCIO VASCAS-
EUSKO GANBERAK Member of the Board of INNOBASQUE (Agencia Vasca de la
Innovación) He was appointed to a BBVA directorship on 28th May 2002.
Back

-*-*-*-*-*-
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
AND MEMBERS OF THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP
REPORT EXPLAINING THE MANAGEMENT REPORT
ON THE FINANCIAL YEAR ENDING
31ST DECEMBER 2007

In compliance with article 116 b of the Securities Market Act, this explanatory report has been drawn up on the aspects listed below:
a) The capital structure, including securities not traded on the EC regulated markets, with indication of different classes of shares and, for each class, rights and obligations they confer and the percentage of share capital that represent:
At 31st December 2007, the share capital of Banco Bilbao Vizcaya Argentaria,
S.A. stood at €1,836,504,869.29. This comprised 3,747,969,121 nominative shares with a face value of €0.49 each, fully subscribed and paid up.
All the shares in BBVA’s share capital bear the same voting and economic rights.
The shares of Banco Bilbao Vizcaya Argentaria, S.A. are listed on the Spanish continuous market and in Mexico (Bolsa Mexicana de Valores) and on the stock exchanges in New York, Frankfurt, London, Zurich and Milan.
BBVA Banco Francés, S.A. is listed on the Latin-American market of the Bolsa de
Madrid. BBVA’s American Depositary Shares (ADS) are listed on the New York exchange and traded on the Bolsa de Lima (Peru) under an agreement between both markets.
At 31st December 2007, the shares of BBVA Banco Continental, S.A., Banco
Provincial C.A., BBVA Colombia, S.A., BBVA Chile, S.A., BBVA Banco Francés,
and AFP Provida were trading on the local exchanges within their different countries. BBVA Banco Francés, S.A. and AFP Provida were also trading on the
York Stock Exchange.
The BBVA has no debt issues that can be converted into and/or swapped for BBVA shares.
On 10th September 2007, BBVA made a capital increase, approved by the
Extraordinary General Meeting (EGM), 21st June 2007. It comprised an issue of
196,000,000 ordinary shares to use as the consideration for the takeover of the entire share capital of Compass Bancshares, Inc.
The AGM, 28th February 2004, conferred authority on the Board of Directors, pursuant to article 153.1.b) of the Companies Act, to resolve to increase the capital on one or several occasions, up to the maximum nominal amount representing 50% of the Company’s share capital subscribed and paid up on the date when the resolution is adopted, ie, €830,758,750.54. The directors have legally established time period during which to increase the capital, ie, five years. The only amount that BBVA has drawn down against this authorisation so far is the capital issue it made in November 2006 for € 78,947,368.22.
Apart from the aforementioned resolutions, it is reported that the AGM, 18th
March 2006, resolved to confer on the Board of Directors the authority to within the maximum period of five years, on one or several occasions, directly or through subsidiary companies with full guarantee from the Bank, all kinds of debt instruments, documented as debentures, bonds of any class, promissory notes, warrants of any class, totally or partially exchangeable for shares already issued by the Company itself or by another company or as futures by cash settlement, or any other fixed-income securities, in euros or in any other currency, to be subscribed in cash or in kind, nominative or made out to the bearer, senior or secured by any kind of guarantee, including mortgage-backed securities, with or without the incorporation of warrants, subordinate or not, with a time limit or open-ended, to a total maximum sum of
€135 bn (135,000,000,000 euros).
At 31st December 2007, there were no significant capital issues in the pipeline amongst the member companies of the Financial Group.
During 2007 and 2006, the Group companies have carried out the following transactions with shares issued by the Bank:

The average purchase price for the shares in 2007 was €17.53 per share and the average selling price for the shares in 2007 was €17.51 per share.
Net trading income generated by these shares issued by the Bank were booked under net assets under “Equity and Reserves”. At 31st December 2007, said was a negative amount of -€26m.
The Bank and some of its nominee companies held 15,836,692 and 8,306,205 Banco
Bilbao Vizcaya Argentaria S.A. shares respectively at year-end 2007 and
2006. These represented 0,423% and 0,233% of the share capital in circulation
2007 and 2006, respectively. The book value of these shares was €389m and €147m at 31-Dec-07 and 31-Dec-06, respectively. During 2007, the percentage of shares the Group had in its treasury stock varied between a minimum of 0.136% and
1.919% of its capital (between 0,020% and 0,858% during 2006).

b) Any restriction on the transferability of securities
There are no restrictions under law or under the Company bylaws on the free acquisition and transfer of shares. However, articles 56 and following in Act
26/1988, 29th July, on discipline and comptrol in financial institutions, established the need to notify the Bank of Spain before buying or selling significant shareholdings in Spanish financial institutions.
c) Significant direct and/or indirect holdings in the share capital
At 31st December 2007, BBVA had not been informed of any significant holding in its share capital, except the holding owned by Mr Manuel Jove Capellán who, on said date, owned a significant holding of 5.010% of the BBVA share capital through the companies, IAGA Gestión de Inversiones, S.L., Bourdet Inversiones,
SICAV, S.A. and Doniños de Inversiones, SICAV, S.A.. Moreover, the Bank of New
York International Nominees, Chase Nominees Ltd and State Street Bank & Trust
Co, as international custodians and deposit banks, respectively held 4.16%;
5.76% and 5.90% in the BBVA share capital.

d) Any restriction on voting rights
There are no restrictions under law or under the Company bylaws on the exercise of voting rights.
e) Shareholder agreements
BBVA has not received any information of shareholder agreements including any rules concerning the exercise of voting rights at its General Meetings or restricting and/or placing conditions over the free transferability of BBVA shares.
f)  Regulations applicable to appointments and substitution of members of governing bodies and the amendment of company bylaws

Pursuant to the Company’s Board Regulations, directors shall be appointed to
Board by the General Meeting without detriment to the faculty of the Board to co-opt members in the event of a vacancy.

In any event, proposed candidates for appointment as directors must meet the requirements of applicable legislation in regard to the special code for financial entities, and the provisions of the Company’s bylaws.

The Board of Directors shall put its proposals to the General Meeting of the
Company’s shareholders in such a way that, if approved, the Board would contain an ample majority of external directors over executive directors and at least one third of the seats would be occupied by independent directors.

The proposals that the Board submits to the Company’s General Meeting for the appointment or re-election of directors and the resolutions to co-opt directors made by the Board of Directors shall be approved at the proposal of the
Appointments & Remuneration committee in the case of independent directors and on the basis of a report from said committee in the case of all other directors.

The Board’s resolutions and deliberations shall take place in the absence of director whose re-election is proposed. If the director is at the meeting, she/he must leave the room

Amendment of the Company bylaws
Article 30 of the BBVA Company bylaws establishes that the General Meeting of shareholders has the power to amend the Company bylaws and/or confirm and rectify the interpretation of said bylaws by the Board of Directors.

This shall be subject to the regulations established under articles 144 and following of the Companies Act.
The above notwithstanding, in order to adopt resolutions for substituting the corporate object, transforming, breaking up or winding up the company and amending this second paragraph of the present article, the General Meeting on first summons must be attended by two thirds of the subscribed capital with voting rights and on second summons, 60% of said capital.

g) Powers of the board members and, in particular, powers to issue and/or buy back shares

The executive directors shall hold broad-ranging powers of representation and administration in keeping with the requirements and characteristics of the they occupy.

With respect to the Board of Directors’ capacity to issue BBVA shares, the AGM,
28th February 2004, resolved to confer authority on the Board of Directors, pursuant to article 153.1.b) of the Companies Act, to resolve to increase the capital on one or several occasions up to the maximum nominal amount representing 50% of the Company’s share capital that is subscribed and paid up on the date on which the resolution is adopted, ie, €830,758,750.54. The directors have the legally established time period during which to increase the capital, ie, five years. The only amount that BBVA has drawn down against this authorisation so far is the capital issue it made in November 2006 for
€78,947,368.22.
Likewise, the AGM, 16th March 2007, pursuant to article 75 of the Spanish
Companies Act, authorised the Company, directly or through any of its companies, for a maximum of eighteen months, to buy Banco Bilbao Vizcaya
Argentaria, S.A. shares at any time and as often as deemed timely, by any means accepted by law.

h) Significant resolutions that the company may have passed that come into force, are amended or conclude in the event of any change of control over the company following a public takeover bid, and whose effects, except when such disclosure may be seriously damaging for the company This exception shall not applicable when the company is legally obliged to disclose this information.

BBVA is not aware of any resolution that could give rise to changes in the control over the issuer.

i) Agreements between the company and its directors, managers or employees establishing indemnity payments when they resign or are dismissed without due cause or if the employment contract expires due to a takeover bid

The Bank’s executive directors (the chairman & CEO, the president & COO and the company secretary) are entitled under their contracts to receive indemnity should they leave on grounds other than their own will, retirement, invalidity or dereliction of duty. The amount, terms and conditions of this indemnity are detailed in Note 57 of the annual report.

The Bank recognised the entitlement of some members of its management team, 59 senior managers, to be paid indemnity should they leave on grounds other than their own will, retirement, invalidity or dereliction of duty. The amount of this indemnity will be calculated in part as a function of their annual remuneration and the number of years they have worked for the Company and in part as a function of the amounts due to them under the passive rights they may have accumulated.

The Bank has agreed clauses with some staff (50 technical and specialist employees) to indemnify them in the case of dismissal without due cause. The amounts agreed are calculated as a function of the professional and wage conditions of each employee.
-*-*-*-*-*-*-
 Report on the BBVA Board remuneration policy
 4th February 2008

Section
Introduction
Subject matter
Core corporate governance standards
Appointments & Remuneration committee
General principles informing the remuneration policy for directors
Remuneration scheme for executive directors
Fixed remuneration:
Variable remuneration:
Long-term incentives
Distribution of total annual remuneration
Corporate annuity scheme
Other remuneration:
Main characteristics of the executive directors’ contracts
Remuneration scheme for non-executive directors
Fixed remuneration:
Scheme for remuneration with deferred delivery of shares
Total board remuneration figures and future policy
Executive summary of the annual remuneration items payable to the members of board of directors
Executive directors
Non-executive directors

Introduction
Subject matter
This report deals with the remuneration policy of Banco Bilbao Vizcaya
Argentaria, S.A. for the members of its board of directors. It is presented pursuant to the principles of maximum transparency and information regarding
Bank's remuneration. The Bank applies these principles in all its documents providing public information, as established under its bylaws. It tries to separate out the remuneration of executive directors (ie, directors who have permanent powers of administration, have senior management duties and/or are employees of the Bank or its Group companies) from that of the non-executive directors, who are responsible for decision-making on the governing bodies.
The report contains a description of the principles underpinning the Bank’s remuneration policy with respect to executive and non-executive board members.
It presents details of the different elements comprising total remuneration. It has been drawn up on the basis of the BBVA bylaws and its board regulations.
Core corporate governance standards
BBVA's Board of Directors recognises the importance of a system of corporate governance for large institutions. This system should guide the structure and operation of its governing bodies for the benefit of the Company and its shareholders. One of BBVA’s main objectives is to create long-term value. A suitable system of corporate governance is one of the mainstays of such value.
Thus, the BBVA board of directors has a set of regulations reflecting the principles and other elements comprising the Bank's corporate governance. They contain the rules that apply to internal procedures and to the operation of the board and its committees and the directors’ charter in the regulations directors’ rights and duties in performing their tasks.
The board regulations reserve powers to the board to adopt resolutions on the remuneration of directors and, in the case of executive directors, any additional remuneration for their executive duties and other terms and conditions contained in their contracts.
Shareholders and investors may find the board regulations on the Bank’s web site: www.bbva.com.
According to best corporate governance practices worldwide, the BBVA board of directors has established several committees to help it carry out its mission most efficiently. These committees provide help on issues related to their particular area of competence.

A list of such committees is given below, with the members sitting on each of them:
Board Committees
FULL NAME                 Executive     Audit       Appointments &
                               Committee    & Compliance   Remuneration   Risks
Francisco González Rodríguez         l
José Ignacio Goirigolzarri Tellaeche l
José Maldonado Ramos                                l
Tomás Alfaro Drake                   l
Juan Carlos Álvarez Mezquíriz    l          l
Rafael Bermejo Blanco                  l              l
Ramón Bustamante y de la Mora           l              l
José Antonio Fernández Rivero                           l
Ignacio Ferrero Jordi                 l          l
Román Knörr Borrás                 l
Carlos Loring Martínez de Irujo          l         l
Enrique Medina Fernández         l               l
Susana Rodríguez Vidarte          l         l

This system of organisation requires a high number of meetings to be held both by the board and its committees, covering a vast body of materials. It thus demands special dedication from the board and committee members, including non-executive directors. The amount of work required, along with the responsibility inherent to the post and the regime regarding incompatibilities imposed by the Bank’s board regulations, constitute the underlying elements of the remuneration scheme for the non-executive directors.

Appointments & Remuneration committee
For the purposes of this report, the Appointments & Remuneration committee is one of the key committees, helping the board in business relating to appointing directors and to paying them. These powers are attributed to the committee the board regulations, which state the committee must ensure enforcement of the remuneration policy that the Bank has established.
This committee is made up of a minimum of three members, who are appointed by the board of directors. All the members must be external directors and the majority of them independent. The chair must be an external, independent director.
The Appointments & Remuneration committee comprised four directors on 31st
December 2007, all independent, whose names, posts and appointment- and re-election dates are given below:
FULL NAME                 Post Date        Date of latest re-election
                                      of appointment
Carlos Loring Martínez de Irujo Chairman  30.03.2004 28.03.2007
Juan Carlos Álvarez Mezquíriz Member   28.02.2002 28.03.2007
Ignacio Ferrero Jordi         Member   28.01.2000 28.03.2007
Susana Rodríguez Vidarte Member 28.03.2007

The committee meets as often as necessary to comply with its duties, convened its chairman. During 2007 the Appointments & Remuneration committee met 7 times.
The meetings’ resolutions are adopted by an absolute majority of votes present and represented. However, the authority that the board has conferred to the members of the committee states that the vote to determine the remuneration of executive directors must be unanimous.
Pursuant to article 33 of the board regulations, the Appointments &
committee has the following tasks:
· To formulate proposals to the board that it can then put to the AGM for the appointment and re-election of independent directors. And to issue the corresponding report to the board in the case of all other directors.
 To such end, the committee assesses the skills, knowledge and experience required on the board and the capacities the candidates must offer to cover any vacant seats. It evaluates how much time and work members may need to carry out their duties properly as a function of the needs that the Company’s governing bodies may have at any time.

The committee ensures that when vacancies occur, the selection procedures do contain any implicit bias that may hinder the recruitment of women. It actively includes women who meet the professional profile sought after in the shortlists when there are no or few female directors.
When the committee formulates proposals for the appointment and re-election of directors, it considers requests made by members of the Board regarding potential candidates for the vacancies, to see if they can be deemed suitable.
· When the post of chairman of the board and/or chief executive officer (CEO)
falls vacant, it must examine and organise the succession of the chairman
CEO in the manner it deems fit, putting proposals to the board to ensure that the handover takes place in an orderly, well-planned fashion.
· It proposes the remuneration system for the board of directors as a whole, within the framework established under the bylaws. It considers which items should use, the amounts payable for such items and the way they should be paid.
· It determines the extent and amount of the remuneration, rights and other economic rewards of the chairman & CEO, the president & COO and other executive directors of the Bank. Its conclusions are put to the board as proposals that can then be incorporated in the corresponding contracts.
· It puts an annual report on the BBVA directors’ remuneration policy to the board of directors.
· It reports on the appointments and severances of senior managers and proposes the senior management remuneration policy to the board and the basic terms and conditions that their employment contracts should contain.
· It carries out all other duties allocated to it under the board regulations under board resolutions. These include the procedure for assessing the committee’s performance and the performance of the chairman of the board and appointment and severance of the secretary of the board.
The chairman of the Appointments & Remuneration committee consults with the chairman of the board as part of the committee’s mission, especially with respect to matters concerning executive directors and senior managers.
In accordance with the BBVA board regulations, the committee may ask people knowledge or responsibilities related to its business within the Group to its meetings. It may also receive help from external advisors when this is required to form an informed opinion on issues falling within its scope.

With these duties, the Appointments & Remuneration committee plays an essential role with respect to remuneration issues for the Bank's board of directors.
is further explained in the following sections:
In reaching its decisions on remuneration issues, the Appointments &
Remuneration committee and the board of directors in 2007 have received advice from the in-house BBVA services and market information and advice from the big global consultancy firms working on directors’ and senior-managers’
remuneration, such as Watson Wyatt Worldwide and Towers Perrin. Watson Wyatt
also helped the Appointments & Remuneration committee to draw up this report.

General principles informing the remuneration policy for directors
BBVA considers that the remuneration system is a key element in creating value.
It thus has a remuneration scheme based on the reciprocity of value for employees and for the Group in line with the interests of shareholders. The system reflects the very latest standards and principles of best Spanish and international practices in good governance, which have been suitably adapted to the Bank’s specific structure and circumstances.
BBVA’s remuneration system is informed by the following principles:
· Reward the level of responsibility and the achievement of results.
· Ensure internal equity and external competitiveness.
· Benchmark performance against the market using analyses from prestigious human-resource consultancy firms.
· Attract and retain the best professionals.
The remuneration system is applied to the entire BBVA staff, adapted to different posts according to their levels of responsibility and professional development. The characteristics of the members of BBVA governing bodies and senior management are taken into account.
Thus, BBVA’s remuneration policy for members of the board of directors distinguishes between the remuneration of executive directors and non-executive directos.
Remuneration policy for executive directors
The system established to remunerate executive directors places a premium on their executive duties. It applies remuneration items used worldwide by the big listed international corporations to pay their senior staff.
These items are included in article 50.b of the BBVA bylaws and correspond with those applicable to its senior management as a whole.
The remuneration policy for executive directors is aligned with the Group’s general remuneration policy for all staff. It is structured to reflect the prevailing context in which the Bank operates and the Bank’s performance. It considers the following factors, amongst others:
· Fixed remuneration, taking into account the level of responsibility the duties entail and ensuring this remuneration is competitive with remuneration paid for equivalent posts in the main international banks in Europe and the USA.

· Variable annual remuneration linked to the Group’s results. The amount of remuneration is subject to achieving specific quantifiable targets, aligned directly with shareholders’ interests.
· A long-term incentive linked to targets for medium- and long-term value creation for the Group.
The tendency pursued in the total remuneration of executive directors over recent years has been to reflect best practices in the market, increasing the weight of the variable remuneration over that of the fixed remuneration each year.
The following graph shows the relative weight of fixed and variable within the total remuneration of executive directors over the last three years:

Remuneration policy for non-executive directors
The remuneration policy for non-executive directors is not intended to reward attendance at meetings via per diem payments. Rather, it is based on criteria measuring responsibility, dedication and incompatibilities inherent to the
There are two elements to said policy:
· Fixed annual remuneration for occupying a seat on the board and another for belonging to the different committees. Greater weighting is applied to chairing committees, and the relative nature of the duties of each committee is also weighted.
· A scheme comprising deferred delivery of shares. Beneficiaries are allocated number of theoretical shares to be delivered to them, where applicable, on the date on which they leave the board for any cause other than dereliction of duties. This scheme is in line with best international practices in corporate governance.

Remuneration system for BBVA executive directors
As indicated above, the structure of executive-directors’ remuneration is regulated under article 50.b of the Bank’s bylaws. It is in line with the general policy for senior-management remuneration.
BBVA’s executive directors are entitled to be remunerated for performance of their duties with a fixed sum reflecting the services and responsibilities of their posts. They are also entitled to a variable supplementary amount and to the bonuses paid under reward systems for the Bank’s senior management as a whole. These may include the delivery of shares or share options or indexed to the share performance. Article 50 also establishes that the director shall be beneficiary of pension and annuity schemes, insurance policies and social security. In the event of severance not due to dereliction of duties, directors will be entitled to indemnity.
In the contracts that the independent directors on the Appointments &
Remuneration committee sign with each of the executive directors, exercising authority conferred on them by the board of directors, determine their respective remunerations, entitlements and economic rewards, comprising the items established under said article 50.b of the bylaws. Below is a detailed analysis of such items:
Fixed remuneration
The fixed remuneration of executive directors, as indicated, was determined under their respective contracts. The chairman & CEO and the company secretary signed their contracts on 10th May 2001, and the president & COO on 29th
2002.
The contracts state that these shall be updated as determined by the
Appointments & Remuneration committee, applying the parameters from article of the bylaws, and on the basis of analyses and studies for benchmarking remuneration against best international practices. These must then be approved by the board of directors.
The committee takes other factors into account, such as the average increase in the remuneration of Management committee members and the specific characteristics of each post, as well as the remuneration information supplied by the main consultancy firms working in management-remuneration policy worldwide:
· Report on market practices in remunerating executive directors in Spain, UK,
France, Switzerland and the USA.
· Analysis of market practices for remunerating executive directors, including ranking of BBVA executive directors against market practices, ie, amongst its peer banks in USA, Europe and the Eurotop 100.

Each year, the committee determines the fixed remuneration payable to each executive directors for the current year, and then puts its proposal to the board for approval, with the acquiescence of the executive directors.
The figures for the executive directors’ fixed remuneration over three years given below:
                     2008 2007          2006
Chairman & CEO          €1,927,706 €1,827,209  €1,740,199
President & COO     €1,425,448 €1,351,136 €1,286,796
Director & Secretary  €665,693 €622,143 €581,442

Variable remuneration
The standards for variable incentives applicable to executive directors were approved by the board of directors on the basis of an analysis provided by the
Appointments & Remuneration committee. They use the same elements established under the general system for the Group’s senior management. The specificities each executive director’s situation makes it impossible to apply a totally standardised system, so a scheme had to be established for each case, using a corporate framework in which targets are established and the individual performance of each executive director is evaluated accordingly. Where applicable, the multipliers applicable to senior management are added with the bonuses to which the executive director is entitled.
The board also approved the targets applicable to the variable remuneration of its executive directors.
The targets and indicators to be considered and the performance of the variable remuneration of the executive directors as a function of their achievement of these were determined by the Appointments & Remuneration committee on the basis of the following information:
· Study of the metrics used by the big European banks, analysing the indicators used by BBVA’s European peers to determine the variable remuneration of their executive directors.
· Analysis of the trends in variable annual remuneration and the attributable profit obtained over the period 2003-2006 in BBVA’s peer group of European banks. The percentages for the variable in like-for-like annual terms for this period is given below:

The indicators considered in 2007 for determining the variable annual remuneration of the executive directors is linked to target earnings for the
Group, its cost-income ratio and indicators suitable to the growth plans and specific plans for each director’s area of duties. The distribution for each executive director is given below:

 Group earnings targets Group cost-income ratio target Specific targets
Chairman & CEO 70% 30%
President & COO 70% 20% 10%
Director & Secretary 50%  50%

BBVA chose economic profit (EP) as the main indicator for measuring the Group’s earnings performance for remuneration purposes. It considered it provides the most suitable measurement of the value obtained by shareholders in each of the
Group’s 30 businesses. Returns are corrected on a standardised basis in this benchmark to reflect the real risks incurred in each business and the market cost of said risk. This makes it possible to bring the interests of the management even closer into line with those of the Group’s shareholders.
Technically speaking, the economic profit is obtained by subtracting from the adjusted profit (AP) the product of the capital employed in each business divided by the cost of said capital, or the expected rate of return for investors. The adjusted profit is different from the profit booked, as it uses market criteria rather than the regulatory accrual criteria for certain kinds transaction. Conceptually speaking, the economic profit is the profit generated over and above the market expectations regarding return on capital.
In order to determine the variable annual remuneration as a function of achievement of these targets, scales have been established for each indicator the basis of market data. These track the growth of the most moderate variable remuneration used in general market practices for equivalent earnings growth, reflected in the analytical studies mentioned above.
To such end, and in the same manner as for other senior management staff, a multiplier is applied to reward performance that has surpassed the targets allocated.

Considering all the above elements, the table below gives details of the variable annual remuneration payable to executive directors in 2006, 2007 and
2008.
                  2008(*) 2007(*)    2006(*)
Chairman & CEO        3,801,565 € 3,254,892 € 2,744,450 €
President & COO        3,183,304 € 2,730,163 € 2,303,980 €
Director & Secretary  886,435 €   793,771 €   702,756 €
 (*) 2008 data correspond to the variable remuneration accrued in 2007 and payable in February 2008.
   (*) 2007 data correspond to the variable remuneration accrued in 2006 and payable in February 2007.
   (*) 2006 data correspond to the variable remuneration accrued in 2005 and payable in February 2006.

The variable remuneration system proposed for 2008 is the same as the one used in 2007.
For comparative purposes, the table below contains the most significant financial ratios and the variable remuneration accruing each year for the executive directors:
The relationship over time between the earnings and the variable remuneration has been as follows:
                                   2007        2006 % change 06-07
Attributable profit                 6,126,369 € 4,735,879 € 29.4%
Economic profit                         4,814,043 € 3,599,491 € 33.7%
Variable remuneration: Chairman & CEO(*)    3,801 €     3,255 € 16.8%
Variable remuneration: President & COO(*)    3,183 €     2,730 € 16.6%
Variable remuneration: Director & company secretary(*) 886 € 794 € 11.6%
All figures in thousand euros (€k).
 (*) Variable remuneration figures reflect the amounts accruing in each year.
Long-term incentives
In order to motivate and reward members of the management team, making them loyal to the Group, and focus them on medium- and long-term value creation targets, BBVA has established a long-term incentive plan for 2006-2008. Its content and application were approved by the Company’s AGM, 18th March 2006.

The plan is addressed to the BBVA management team, including the executive directors and the members of the Management committee as of 1st January 2006, although new members may be incorporated and earlier beneficiaries leave the scheme whilst it is in force.
At the beginning, the plan allocated each beneficiary a number of theoretical shares, which will be used as proxy for the BBVA shares to be delivered at the end of the plan. These theoretical shares are not considered shares for legal purposes, and they in no case grant voting or economic rights over Bank shares.
Not until the plan is settled will BBVA shares be given to the plan's beneficiaries.
The number of BBVA shares given to the beneficiaries at the end of the plan depend on the performance of the Bank’s total shareholder return (TSR) during the 2006-2008 period, benchmarked against the TSR of the European peer banks selected at the beginning of the plan. These banks were selected in view of their market cap, diversification of their business and geographical positioning.
The AGM resolution approving the long-term incentive plan empowered the board directors to adapt its contents to the context and any corporate transaction that could arise whilst it was in force, both with respect to BBVA and its peer banks. Given some corporate transactions that have impacted some of the peer banks, the board has accordingly resolved to amend the peer-group list, so that the plan can be applied under the terms and conditions initially approved.
Thus, the list of peer banks now stands as follows:
Bank Country
BNP Paribas France
Société Générale France
Deutsche Bank Germany
Unicredito Italiano Italy
Santander Spain
Intesa Sanpaolo Italy
Credit Agricole France
Barclays UK
Halifax Bank of Scotland UK
Lloyds TSB Group UK
Royal Bank of Scotland UK
UBS Switzerland
Credit Suisse Switzerland

The TSR target reflects the importance that BBVA places on aligning the remuneration of its management team with the value it generates for shareholders.
To determine TSR and in order to avoid atypical fluctuations in the indicator, the benchmark at the beginning and at the end of the plan is the rolling of the listed price of the banks’ shares over 31 trading sessions. These sessions shall include the session on the initial date and the final date of plan, and the 15 sessions prior to and the 15 session following these dates.
A multiplier coefficient will be used, reflecting the ranking BBVA achieves on the benchmarking tables alongside its peer banks at the end of the plan. This multiplier will be applied to the number of theoretical shares initially allocated to each beneficiary, in order to determine how many BBVA shares will be given to them.
This multiplier, determined at the outset of the plan, has been amended under a board resolution, due to the changes in the peer group explained above. It now stands as follows:

Ranking TSR 2006-2008 Multiplier coefficient
1st 2
2nd 1.56
3rd 1.42
4th 1.33
5th 1.14
6th 1.04
7th 0.95
8th 0.85
9th 0.76
10th 0.62
11th 0.48
12th 0.44
13th 0
14th 0

The graph below gives an idea of BBVA’s TSR performance relative to that of its
European peers since the plan came into force and up until 31st December 2007:

Source: Drawn up by BBVA Finance department on the basis of published data
The plan also establishes a set of requirements to be met before the beneficiaries can receive their shares at the end of the plan:
1. The beneficiary must still be a BBVA employee (or executive director) at the date on which the plan is settled (except in the event of early retirement or registered disability or death), and
2. The beneficiary must obtain, using the evaluation method followed for Group management, an average score of 100 points for performance over the period
2006-2008.
Information regarding the long-term remuneration plan based on the delivery of
BBVA shares is available on the Bank’s website (www.bbva.com) and in the information filed with the regulator, which can be accessed on its website
(www.cnmv.es).
The number of theoretical shares allocated to executive directors is as follows:
 Number of theoretical shares
Chairman & CEO 320,000
President & COO 270,000
Director & secretary 100,000

Distribution of total annual remuneration (fixed and variable remuneration)
The relative amounts of annual variable remuneration compared to annual fixed remuneration over the last three years is given below for the three executive directors (chairman & CEO, president & COO and director & company secretary):
(*)

 (*) Variable remuneration figures reflect the amounts actually paid to each director  in each year. The remuneration for 2006 does not include the amount from the 2003-2006 incentive plan paid to executive directors in 2006.
The relative weight of fixed remuneration and variable remuneration within the total remuneration of BBVA Group executive directors is in line with market practices in Europe.
Corporate annuity scheme
Article 51.b of the bylaws and article 14 of the board regulations establish a corporate pension scheme for executive directors. It is a defined-benefit to cover retirement, invalidity and death. The benefits are payable in lifelong annuities, whose amount will be calculated as a function of pre-defined parameters based on the contractual terms and conditions.
a) Retirement
Executive directors are entitled to receive an annual retirement pension whose amount will be calculated on the basis of the annual average total remuneration payable over the last two years prior to their retirement. (Total remuneration here includes their fixed and part of their variable remuneration.).
The amount of the pension, in the case of the president & COO, would be the total amount resulting, whilst in the case of the chairman & CEO and the director & company secretary, it will be determined as a function of how long each one has worked in the Bank up to the ages of 65 and 62, respectively.
will be a minimum pension of 65% in both cases and a maximum of 100% in the of the chairman & CEO and 85% in the case of the director & company secretary.
b) Invalidity
On the same bases as the retirement pension, the executive directors will be entitled to an invalidity pension for an amount equal to the maximum amount of their retirement pension should they become permanently, totally or absolutely unable to work whilst performing their duties.
c) Death
In the event of an executive director’s death, his widow will be entitled to a pension of 70% of the maximum amount of the retirement pension in the cases of the chairman & CEO and the director & company secretary, and 55% in the case of the president & COO. Each of their children aged up to and including 26 will be entitled to an orphan’s pension of 20% of the maximum retirement pension in case. However, the sum of the widow’s pension plus the orphans’ pensions may never surpass 100% of the executive director’s pensionable benefits at the moment of death.
All the amounts mentioned above shall be reduced by the amount payable from
Social Security benefits in each case.
The provisions filed at year-end 2007 to cover these commitments for executive directors are as follows:
 2007
Chairman & CEO 61,318,661 €
President & COO 46,399,795 €
Director & Secretary 7,713,629 €

Against this total aggregate amount, €12,503,892 have been charged against the
2007 earnings. Most of these commitments are secured by insurance policies with
BBVA as beneficiary, underwritten by an insurance company belonging to the
Group.

Other remuneration
All the executive directors together have also received other remuneration during 2007, eg, for car rentals and insurance. The total amount is listed below.

 2007 2006
Chairman & CEO 7,753 € 7,648 €
President & COO 14,459 € 13,975 €
Director & Secretary 10,553 € 15,048 €

On the date of this report, neither BBVA nor any of its Group companies have granted any loans or guarantees to the executive directors.

Main characteristics of the executive directors’ contracts
The contracts that the executive directors signed in 2001 and 2002 are open-ended, ad personam and reflect the terms and conditions for salaries and the remuneration items mentioned in article 50.b of the BBVA bylaws. These were described above in the corresponding section, and contain no pre-established period of notice.
The chairman of the board will be entitled to retire as an executive director any time after his 65th birthday and the president & COO and the director &
company secretary after their 62nd birthday. Reaching this age they will all be entitled to the maximum percentage established under their contracts for retirement pension, and on vesting their right to the pension once they reach said ages they will render the indemnity agreed under their contracts null and void.
In application of article 50.b of the bylaws, the contracts that the executive directors sign with the members of the Appointments & Remuneration committee determine their right to be paid indemnity if they leave for a cause other than their own wish to leave, retirement, invalidity or dereliction of duty. This indemnity would amount to the product of multiplying by five the sum determined for the gross remuneration payable over the year prior to leaving their post(s)
as executive director(s) in the cases of the chairman & CEO and the director &
company secretary, and the average from the two years prior to this in the case of the president & COO, on the basis of the items of their fixed remuneration and part of the variable annual remuneration.
Additionally to this, and under the same conditions, each executive director is entitled to receive a sum determined by the amount at which their acquired rights are valued according the actuarial calculations and in compliance with the requirements regarding pensions at the moment the contract is terminated.
Moreover, at the moment the executive director stands down, he will be unable provide services to other financial institutions competing with the Bank or its subsidiaries for two years, as established in the board regulations.
With these guidelines and conditions, the Appointments & Remuneration board quantified the indemnities payable to the executive directors if the severance had occurred during 2007. The amounts were €70,513,248 for the chairman & CEO,
€57,407,470 for the president & COO and €13,469,633 for the director & company secretary.
In the event of severance not due to their own wish to leave, retirement, invalidity or dereliction of duty in 2008, the amounts payable for indemnity would be as follows: €80,832,585 for the chairman & CEO; €60,990,715 for the president & COO, and €13,957,831 for the director & company secretary.

Remuneration system for BBVA non-executive directors
BBVA has set up a remuneration system tailored to the posts of non-executive
BBVA directors, different from the system for the executive directors. It is based on their responsibilities, dedication and incompatibilities as a function of the post they hold.
The duties of BBVA board members require a lot of time and work, as the Group's governing bodies are intensely active. There is a high number of meetings held both by the board of directors and the various committees helping it in the performance of its duties. The number of meetings held in 2007 was:

                         No. of meetings
Board of directors                15
Executive committee                22
Audit & Compliance committee        13
Risks committee                        74
Appointments & Remuneration committee 7

Directors are also subject to a strict regime of incompatibilities with respect to sitting on governing bodies of Group companies or associated undertakings.
Thus, except for executive directors with express authorisation, board members may not take up directorships in subsidiaries or associated undertakings, when the directorship arises from the Group's shareholding in such company.
Directors who cease to be members of the Bank’s board may not offer their services to any other financial institution competing with the Bank or of its subsidiaries, for two years after leaving, unless expressly authorised by the board. Such authorisation may be denied on the grounds of corporate interest.
Non-executive directors are subject to a system regulating possible conflicts interest between their private activity and the performance of their duties as
BBVA director. The system is governed by the board regulations.

The remuneration system for non-executive directors, bearing in mind the above, comprises the following elements:
Fixed remuneration
Non-executive directors receive a fixed annual amount for sitting on the BBVA board, and another fixed amount for their membership of different committees.
Chairing a committee is given a higher weighting, and the amount for all committee members reflects the different duties of each committee.
The board of directors periodically reviews these fixed components in order to ensure they keep up with changing market circumstances and any changes in the kind of duties that the BBVA directors perform.
The amounts are given below:
ITEMS                                                     2007 2006
For belonging to the board of directors               128,717 €  119,183 €
For belonging to the Executive committee       166,741 € 151,583 €
For chairing the Audit & Compliance committee       178,501 € 162,273 €
For chairing the Risk committee                       213,840 €  194,400 €
For chairing the Audit & Compliance committee       107,100 € 97,364 €
For membership of the Audit & Compliance Committee     71,400 € 64,909 €
For membership of the Risks committee               106,920 € 97,200 €
For membership of the Appointments & Remuneration committee 42,840 € 38,946 €

The remuneration payable to the non-executive directors during 2007 is detailed below, broken down by their respective committee membership and posts.
Non-executive director Board Executive committee Audit & Compliance committee Risks Committee Appointments & Remuneration committee Total2007
Tomás Alfaro Drake 123,954 € 0 € 68,154 € 0 € 0 € 192,108 €
Juan Carlos Álvarez Mezquiriz 123,954 € 159,168 € 0 € 0 € 40,890 € 324,012 €
Rafael Bermejo Blanco 104,090 € 0 € 129,825 € 77,760 € 0 € 311,675 €
Richard C. Breeden 336,960 € 0 € 0 € 0 € 0 € 336,960 €
Ramón Bustamante y de la Mora 123,954 €  68,154 € 102,060 € 0 € 294,168
José Antonio Fernández Rivero(*) 123,954 € 0 € 0 € 204,120 € 0 € 328,074 €
Ignacio Ferrero Jordi 123,954 € 159,168 € 0 € 0 € 40,890 € 324,012 €
Román Knörr Borrás 123,954 € 159,168 € 0 € 0 € 0 € 283,122 €
Carlos Loring Martínez de Irujo 123,954 € 0 € 68,154 € 0 € 102,240 € 294,348 €
Enrique Medina Fernández 123,954 € 159,168 € 0 € 102,060 € 0 € 385,182 €
Susana Rodríguez Vidarte 123,954 € 0 € 68,154 € 0 € 31,155 € 223,263 €
T  O  T  A  L(**)      3,296,924 €

d) José Antonio Fernández Rivero in 2007, apart from the amounts detailed in table above, also received € 652,000 for early retirement from his previous management responsibilities in BBVA.

 (*) Moreover, Ricardo Lacasa Suárez and Telefónica de España, S.A., left their directorships on 28th March 2007 and 16th March 2007, respectively. During the year, they received € 95,000 and €30,000, respectively  in remuneration of board membership.

The remunerations payable to non-executive directors during 2006 under the same items was  €3,244,192.
During 2007, €85,535 was paid in insurance premiums for policies with the non-executive directors as beneficiaries.
Scheme for remuneration with deferred delivery of shares
As mentioned above, this system of remuneration with deferred delivery of was approved by the BBVA AGM, 18th March 2006. As part of the non-executives'
remuneration, it allocates them a number of theoretical shares each year, which will be effectively delivered to them as BBV’ shares on the date on which they leave the board for any cause other than dereliction of duties.
The annual number of theoretical shares allocated to non-executive directors as beneficiaries of the system shall be equivalent to 20& of the total payable the previous year to the non-executive director, according to the average closing price of BBVA stock over the 60 stock-exchange trading sessions prior to the dates of the respective AGMs that approve the financial statements for each year.

This system substituted the previous scheme the BBVA had. The aforementioned resolved, when it established the remuneration system with deferred delivery of shares, to allow the non-executive directors with entitlements acquired under the previous scheme to convert them into theoretical shares at a price of
€15,306, ie, the average closing price of the BBVA share during the 60 trading sessions prior to the date on which the board of directors called the AGM that approved the system.
The number of theoretical shares allocated to each of the non-executive directors in 2007 as beneficiaries of the system, and the total number of theoretical shares accumulated are shown in the following table:

Director Theoretical shares2007 Theoretical sharesaccumulated
Tomás Alfaro Drake 1,407 1,407
Juan Carlos Álvarez Mezquiriz 3,283 19,491
Ramón Bustamante y de la Mora 2,982 19,923
José Antonio Fernández Rivero 3,324 9,919
Ignacio Ferrero Jordi 3,184 20,063
Román Knörr Borrás  2,871 15,591
Carlos Loring Martínez de Irujo 2,778 7,684
Enrique Medina Fernández 3,901 28,035
Susana Rodríguez Vidarte 1,952 10,511
Total 25,682 132,624

This long-term remuneration system is in line with international tendencies in corporate governance, since the theoretical shares allocated to the directors are not materialised until the moment they leave their post, providing this is not due to a breach of duty. Where there is such breach, the director would not receive any payment under this item.

Total Board remuneration figures and future policy
The remuneration system BBVA has established for the members of its board of directors has been described in detail in this report. It is the outcome of applying the resolutions of the Bank’s corresponding governing bodies to the year, as explained. The same system will be applicable in future years, unless the competent governing bodies resolve otherwise in the light of changed circumstances.
The above notwithstanding, the Appointments & Remuneration committee, in performance of the duties conferred on it under the board regulations, periodically reviews the board of directors' remuneration policy. Under the framework established in the bylaws, it presents the board with opportune proposals with respect to the itemisation and quantification of the remuneration, taking into account the circumstances of the environment and the company’s performance.
Total board remuneration figures for the last three years were as follows:

Directors 2007 2006 2005
 Total remuneration Total remuneration as % of Group attributable profit Total remuneration Total remunerationas % of Group attributable profit Total remuneration Total remuneration as % of Group attributable profit
Executive directors (*) 10,579 € 0,173% 9,359 € 0,198% 8,641 € 0,227%
Non-executive directors 3,297 € 0,054% 3,244 € 0,068% 3,239 € 0,085%
TOTAL 13,876 € 0,227% 12,601 € 0,266% 11,880 € 0,312%

All figures in thousand euros (€k).

 (*)   Executive directors: Total remuneration is the sum of annual fixed remuneration and variable remuneration paid in any year. The part corresponding to the pluri-annual Incentive for 2003, 2004 and 2005 paid in 2006 has not been included in these figures. The amounts in question were: chairman & CEO
(€5,294,000); president & COO (€4,438,000); company secretary (€1,351,000), which when annualised is equivalent to 0,234% of the 2006 net attributable profit..

                     2007      2006   2005
Attributable profit 6,126,369 € 4,735,879 € 3,806,425 €

All figures in thousand euros (€k).

Executive summary of the annual remuneration items payable to the members of
Board of Directors
Executive directors
Director Fixed remuneration Variable remuneration (*) Total 2007 Total 2006(**)
Francisco González Rodríguez 1,827,209 € 3,254,892 € 5,082,101 € 4,484,649 €
José Ignacio Goirigolzarri Tellaeche 1,351,136 € 2,730,163 € 4,081,299
€ 3,590,776 €
José Maldonado Ramos 622,143 € 793,771 € 1,415,914 € 1,284,198 €

 (*)  The variable remuneration figure for  2007 did not include the part corresponding to 2007 from the pluri-annual incentive 2006 – 2008, which will paid in  2009.

 (**) The figure for the 2006 remuneration does not  include the part corresponding to 2007 from the pluri-annual incentive 203, 2004 and 2005, paid in  20096. This figure was € 5,294,000 for the chairman & CEO;  €4,438,000 for the president & COO and €1,351,000 for the company secretary.
Director Other benefits 2007 Other benefits 2006
Francisco González Rodríguez 7,753 € 7,648 €
José Ignacio Goirigolzarri Tellaeche 14,459 € 13,975 €
José Maldonado Ramos 10,534 € 15,048 €

Non-executive directors
Non-executive director Board Executive committee Audit & Compliance committee Risks Committee Appointments & Remuneration committee TOTAL2007
Tomás Alfaro Drake 123,954 € 0 € 68,154 € 0 € 0 € 192,108 €
Juan Carlos Álvarez Mezquiriz 123,954 € 159,168 € 0 € 0 € 40,890 € 324,012 €
Rafael Bermejo Blanco 104,090 € 0 € 129,825 € 77,760 € 0 € 311,675 €
Richard C. Breeden 336,960 € 0 € 0 € 0 € 0 € 336,960 €
Ramón Bustamante y de la Mora 123,954 € 0 € 68,154 € 102,060 € 0 € 294,168 €
José Antonio Fernández Rivero(*) 123,954 € 0 € 0 € 204,120 € 0 € 328,074 €
Ignacio Ferrero Jordi 123,954 € 159,168 € 0 € 0 € 40,890 € 324,012 €
Román Knörr Borrás 123,954 € 159,168 € 0 € 0 € 0 € 283,122 €
Carlos Loring Martínez de Irujo 123,954 € 0 € 68,154 € 0 € 102,240 € 294,348 €
Enrique Medina Fernández 123,954 € 159,168 € 0 € 102,060 € 0 € 385,182 €
Susana Rodríguez Vidarte 123,954 € 0 € 68,154 € 0 € 31,155 € 223,263 €
T O T A L(**)      3,296,924 €

d) José Antonio Fernández Rivero in 2007, apart from the amounts detailed in table above, also received € 652,000 for early retirement from his previous management responsibilities in BBVA.

 (*) Moreover, Ricardo Lacasa Suárez and Telefónica de España, S.A. left their directorships on 28th March 2007 and 16th March 2007, respectively. During the year, they received  €95,000 and €30,000, respectively  in remuneration of board membership.

The remuneration paid to non-executive directors during 2006 was €3,244,192.
-*-*-*-*-*-*-

Report presented by the Board of Directors of Banco Bilbao Vizcaya Argentaria,
S.A., in accordance with article 144 of the Companies Act (Consolidated Text, approved under Legislative Royal Decree 1564/1989, 22nd December) regarding the resolution to amend the Bylaws, referred to under Agenda Item Second of the
Annual General Meeting called for 13th and 14th March 2008, at first and second summons, respectively.

This report is issued pursuant to article 144.1 a) of the Companies Act, regarding the proposal to amend article 34 of the BANCO BILBAO VIZCAYA
ARGENTARIA, S.A. bylaws, which the Bank’s board of directors is putting to the
Annual General Meeting.

The BBVA Board of Directors conceives corporate governance as a dynamic that must be periodically analysed in the light of the Company’s development, the results it has obtained in implementing its standards of corporate governance and recommendations made in Spain and world-wide regarding best practices in the market, adapted to the Company’s actual conditions.

This proposal to amend the bylaws that BBVA’s Board of Directors is presenting is the outcome of ongoing analysis and improvement of the Company’s governance.
It follows the recommendations and best practices in good governance prevailing in the markets where it operates.

The Unified Code of Good Governance, approved by a resolution of the CNMV
22nd May 2006, attached as Annex I to the report issued 19th May by the special working group on good governance amongst listed companies, recommends
(Recommendation 9) that the board have no less than five nor more than fifteen members, so that it will be correctly sized to function efficiently and whilst maximising debate and  participation.

The BBVA Board of Directors currently has fourteen members and is thus fully in line with good-governance standards and the recommendations of the unified
However, the current bylaws determine that the minimum number of directors is 9 and the maximum 16. It is thus deemed advisable to amend said article 34 to reduce the minimum and maximum number of seats. This will not only reflect the standards and recommendations but also the real circumstances under which the
BBVA board of directors operates.

Any such amendment is subject to first obtaining all legal or statutory
It is therefore proposed that the Board of Directors be granted sufficient powers to obtain said permits or any other authorisations that may be
The Board must be empowered to adapt the wording of these amendments to any requirements the government authorities or the Company Registry may make in order to clear them and register them, provided it always reflects the terms of the proposed resolutions submitted to the AGM.

Finally, in compliance with company legislation, the entire wording of the proposed amendments is attached.

ENTIRE TEXT OF THE AMENDMENT TO THE CORPORATE BYLAWS OF BANCO BILBAO VIZCAYA
ARGENTARIA, S.A., BEING PROPOSED UNDER THE AGENDA OF THE COMPANY’S ANNUAL
GENERAL MEETING
CURRENT TEXT PROPOSED TEXT
Article 34. Number and election.The Board of Directors shall be made up of a minimum of nine members, and a maximum of sixteen, elected by the shareholders at their General Meeting, with the exception contained in article 37 of these
Bylaws.The General Meeting shall determine the exact number of Directorships, within the stipulated limits. Article 34.  Number and election.The Board of
Directors shall be made up of a minimum of five members, and a maximum of fifteen, elected by the shareholders at their General Meeting, with the exception contained in article 37 of these Bylaws.The General Meeting shall determine the exact number of Directorships, within the stipulated limits.

Report presented by the Board of Directors of Banco Bilbao Vizcaya Argentaria,
S.A., in accordance with article 144 of the Companies Act (Consolidated Text, approved under Legislative Royal Decree 1564/1989, 22nd December) regarding the resolution to amend the Bylaws, referred to under Agenda Item third of the
Annual General Meeting called for 13th and 14th March 2008, at first and second summons, respectively.

This report is issued pursuant to article 144.1 a) of the Companies Act, regarding the proposal to amend article 36 of the BANCO BILBAO VIZCAYA
ARGENTARIA, S.A. bylaws, which the Bank’s board of directors is putting to the
Annual General Meeting.

The BBVA Board of Directors conceives corporate governance as a dynamic that must be periodically analysed in the light of the Company’s development, the results it has obtained in implementing its standards of corporate governance and recommendations made in Spain and world-wide regarding best practices in the market, adapted to the Company’s actual conditions.

This proposal to amend the bylaws that BBVA’s Board of Directors is presenting is the outcome of ongoing analysis and improvement of the Company’s governance.
It follows the recommendations and best practices  in good governance in the markets where it operates.

There is a worldwide tendency for listed companies in English-speaking markets to limit their directors’  terms of office below the maximum allowed under prevailing legislation.

It is important to evaluate the period of time directors need to gain a deep understanding of the company so that they can perform their duties efficiently and balance this against the need to submit their posts to a referendum from shareholders at the General Meeting.

In order to ensure the Company’s regulations continue to meet the highest standards of corporate governance, the Board intends to submit a proposal to forthcoming General Meeting to amend article 36 of the Company bylaws. The proposal would reduce the current term of office for directors from five to three years. This is considered the ideal trade-off between the two aforementioned  aspects.

Any such amendment is subject to first obtaining all legal or statutory
It is therefore proposed that the Board of Directors be granted sufficient powers to obtain said permits or any other authorisations that may be
The Board must be empowered to adapt the wording of these amendments to any requirements the government authorities or the Company Registry may make in order to clear them and register them, provided it always reflects the terms of the proposed resolutions submitted to the AGM.

Finally, in compliance with company legislation, the entire wording of the proposed amendments is attached.

ENTIRE TEXT OF THE AMENDMENT TO THE CORPORATE BYLAWS OF BANCO BILBAO VIZCAYA
ARGENTARIA, S.A., BEING PROPOSED UNDER THE AGENDA OF THE COMPANY’S ANNUAL
GENERAL MEETING
CURRENT TEXT PROPOSED TEXT
Article 36. Term of office and renewalThe term of office of members of the of Directors shall be five years. They may be re-elected one or more times for terms of the same maximum duration. Article 36. Term of office and renewalThe term of office of members of the Board of Directors shall be three years. They may be re-elected one or more times for terms of the same maximum duration.

Report presented by the Board of Directors of Banco Bilbao Vizcaya Argentaria,
S.A., in accordance with articles 144, 153, 159, 282 and following  of the
Companies Act (Consolidated Text, approved under Legislative Royal Decree
1564/1989, 22nd December) and 319 of the Companies Registry Regulations,
regarding the resolution to confer authority to the Board of Directors to issue securities that may be convertible and/or  exchangeable for BBVA equity and to exclude the right of pre-emptive subscription and increase the share capital by the required amount, referred to under agenda item six of the Annual General
Meeting called for 13th March and 14th March, at first and second summons, respectively.

Some of the proposals to be put to the AGM are intended to expedite the operations by which the Bank can  raise funding on the markets, making it possible to use instruments allowing it to access the most suitable  sources of finance, best adapted to market requirements at any time.

The Board of Directors has thus included amongst its proposals to the AGM, a proxy to the Board of Directors pursuant to article 319 of the Company Registry
Regulations and the general regulations governing the issue of debentures, and by analogy applying articles 153.1.b and 159.2 of the Companies Act, it to issue bonds, that may be convertible and/or exchangeable for Company equity. The Board also requires powers to decide at the time of each issue whether or not it is advisable to exclude pre-emptive subscription rights and resolve to increase capital by the amount needed to redeem the convertible and/or exchangeable securities deriving from each issue. This requires of article 5 of the Company bylaws.

The authorisation of powers to exclude the pre-emptive subscription rights of shareholders or holders of convertible and/or exchangeable securities is to the Board so that it may resolve, in each case, whether said exclusion is necessary in order to raise finance on the international markets or in whatever manner the Company's best interests may require. Should the Board decide to suppress the pre-emptive subscription rights on a specific issue of convertible bonds that it may decide to make under this authorisation, it will put out a report in due time to be able to approve the issue. Said report shall detail specific reasons of corporate interest underlying this suppression, which shall also require a report from the accounts auditor referred to in article 159.2 of the Companies Act.

Such issues are necessary given the current situation in financial markets, where constant and rapid changes make it impossible to foresee with certainty all the possibilities and circumstances that may arise. This is especially true in the light of the deep changes that have occurred in our environment that it becomes vital to have the widest possible range of instruments for the
Company to be able to most efficiently take advantage of any business opportunities that may be considered during the year.

Consequently, the Board of Directors deems it necessary to have instruments provide access under favourable conditions to those financial markets, whose depth and flexibility may raise large volumes of funding under very favourable conditions at specific moments, provided the product is available that best matches the markets’ varying requirements. To such end, significant flexibility is needed to be able to design the product offering and to choose the timing of its placement.

To take advantage of such opportunities on the capital markets, it must be possible to make each issue as quickly as possible, for the reasons given placing it with investors on domestic and international markets in minimum
This means the Board has to be able to assess which markets and which investors to target with each issue and thus whether or not it is advisable to maintain shareholders’ rights to pre-emptive subscription established under articles 293 and 158 of the Companies act.

The issue is being considered on the basis and with the terms and conditions stated in the corresponding proposed resolutions to which this report is attached, regarding which we highlight the following:

The securities to be issued are fixed-income notes, convertible and/or exchangeable for the Bank’s own equity, for a maximum sum of €9,000,000,000
(NINE BILLION EUROS) or its equivalent in other currency, with the general guarantees established in the Companies Act with respect to its terms and conditions, within the basic limits and modalities that the AGM may approve.

The proposed resolution put to the AGM includes the empowerment of the Board to determine the conversion rate (fixed or variable) and the limits detailed as well as the timing of the conversion (which may be limited to a period), ownership entitlements of the conversion rights (which may be to the Bank or the bond holders or both) and, in general, such limits and conditions as may be necessary or advisable for the issue.

If the issue is made at a fixed exchange and/or conversion rate, the corresponding share conversion and/or exchange price shall not be lower than whichever is higher of (i) the arithmetic average of the closing prices on the continuous market over a period to be specified by the Board of Directors (not exceeding three months and not less than two weeks) prior to the Board meeting that makes use of this authorisation to approve the issue of convertible and/or exchangeable securities, or (ii) the closing share price on the continuous market the day prior to the Board meeting that makes use of this authorisation to approve the issue of convertible and/or exchangeable securities.

If the issue has a variable exchange and/or conversion rate, the share price conversion and/or exchange shall be the arithmetic mean of the closing share prices on the continuous market over a period to be specified by the Board of
Directors, not exceeding three months and not less than five days prior to the conversion or exchange date, including a premium or, where applicable, a discount on said share price. The premium or discount may be different for each conversion or exchange date, provided they do  not exceed 30% of said share price

For the purpose of conversion and/or exchange, the value of the share shall never drop below its nominal value. Likewise, the valuation for conversion and/or exchange of each security into shares may include accrued interest that has not been paid at the time of their conversion and/or exchange.
At the same time as approving a securities issue under the authorisation proposed, the Board of Directors shall issue a report detailing the specific basic features and modalities of the conversion applicable to said issue, which shall also be the subject of a report from the account auditors referred to under article 292 of the Companies Act.

If the securities are converted, this shall be done with capital issues up to the maximum required, in compliance with the terms and conditions established for such purpose under the Companies Act and the Company bylaws. In due time, association will be constituted for the defence or syndication of the holders and a commissioner will be appointed, pursuant to art. 282 and of the Company Act in relation to the company registry regulations.

Since when  putting the authorisation to AGM approval, the Board cannot know when the most suitable market conditions may arise, it is also proposed to authorise the Board of Directors such that, within the five-year term established under the resolution, should market circumstances make it it may fix the dates of the issue resolution and other issue terms and conditions not established by the AGM, and determine whether the securities are convertible or exchangeable, drawing up the basic features and modalities of conversion and/or exchange established by the AGM, fixing and detailing any issues not regulated therein, and even resolve to totally or partially refrain from making the issue. As of said deadline, this authorisation will be deemed have expired and have no value or effect. It is also understood that the Board of Directors is empowered to refrain from partially or totally executing this resolution.

Report presented by the Board of Directors of Banco Bilbao Vizcaya Argentaria,
S.A., in accordance with articles 144 and 164 of the Companies Act
Text, approved under Legislative Royal Decree 1564/1989, 22nd December)
regarding the resolution to confer authority for the Company to directly or indirectly acquire its treasury stock and, where applicable, reduce its share capital, referred to under agenda item seven of the Annual General Meeting called for 13th and 14th March 2008, at first and second summons, respectively.

Articles 74 and subsequent of the Companies Act allows Spanish companies to in their portfolio, either directly or through subsidiaries, shares that they themselves issued. However, they must comply with the requirements of said Act.

Once the derivative acquisition of treasury stock has taken place, there are various legally established mechanisms to reduce or write it off: one possibility is to redeem the shares and another is to sell the shares on the market.

When deciding which mechanism to use, market conditions must be taken into account, since they may at times be unfavourable to directly divesting treasury stock onto the market.

Given that it is impossible to determine a priori which mechanism is more opportune, and since there are no objective benchmarks to be able to come to a decision at this moment regarding the method that may be more suitable at any time, it is proposed that the Board of Directors be authorised to evaluate and decide on these issues when they arise.

Should the treasury stock be redeemed, this would require the AGM to pass a resolution to reduce share capital.

Given that the advisability and timeliness of this financial operation must be decided in light of changing circumstances influencing the securities market, the socio-economic context, the financial situation and the objectives and policy of the Company itself, and the consequent fact that it is not possible the moment to determine specific conditions, the resolution to reduce capital must be conceived with broad criteria, conferring various authorisations on the
Board of Directors in order to make this possibility, offered by legislation, feasible. These authorisations must include the powers to decide the amount of the reduction, and whether this be used to provision restricted reserves, as provided under number 3 of article 167 of the Companies Act, or unrestricted reserves, in which case the legally demandable requirements to guarantee creditors' rights must be satisfied.

In accordance with Companies Act, the resolution envisages the possibility that treasury stock acquired be given to the Company’s employees, management and/or directors when they have a recognised entitlement, either directly or as a consequence of option rights that they may hold.

Thus, treasury stock may be used to comply with Company’s commitments to grant shares to their employees, management and directors under remuneration plans already approved by the AGM or that may be set up in the future.

Finally, it should be pointed out that this resolution is intended to provide the company with suitable instruments to operate on national and international financial markets under equal conditions as other financial institutions operating on them, thereby safeguarding the best interests of the Company and its shareholders.

This report is issued pursuant to articles 144 and 164 of the Companies Act.
-*-*-*-*-*-*-*-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 02/08/2008	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized representative of BBVA